VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

10 January 2002

File No. -82-5090

02015175

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

SUPPL

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 10 January, 2002.

Yours faithfully

Angus Craig
Company Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dlw 2/15

10 January 2002

Supply Agreement with Eurallumina SPA Finalised

Virotec is pleased to announce that it has finalised its agreement with Eurallumina SPA of Sardinia, Italy for the supply of red mud residue to Virotec for the purpose of making its Bauxsol™ products. This formalises the agreement in principle announced on 14 June 2001.

With the assistance of Eurallumina, all necessary regulatory requirements are being addressed and planning for the establishment of facilities where Bauxsol™ products will be made and prepared for dispatch, adjacent to the Eurallumina site, is proceeding.

Sardinia is geographically very suitable, because of its close proximity to the dry Mediterranean countries, many of which have historically supported a mining industry and issues such as water scarcity and acid mine drainage are major problems. Virotec's treatment can alleviate these problems by cleaning the water in contaminated tailings dams and pit lakes. Sardinia is a location from which it is relatively easy to transport Bauxsol™ products to other European countries.

Executive Chairman of Virotec, Brian Sheeran commented; "This is an important step in establishing the necessary infrastructure required for Virotec to supply its Bauxsol™ products to the European market. Virotec has formed an excellent relationship with Eurallumina and looks forward to a long and successful association."

Notes to editors

Bauxsol™ Technology is a fast and cost-effective green technology. Developed in Australia from a by-product of aluminium mining, it simultaneously neutralizes acid and extracts heavy metals from contaminated water and soils.

For further information regarding Virotec, go to www.virotec.com.

Press Enquiries:

Virotec International Ltd	Tel: +617 5530 8014
Melissa Toomey, SPIN Business Solutions	Tel: +617 3251 8111
David Youngman, W. H. Ireland Ltd	Tel: +0161 832 6644
Shane Dolan/ James Benjanim, Biddicks	Tel: +0207 448 1000

VIROTEC INTERNATIONAL LTD
ABN 81 004 801398
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA